SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Solaris Oilfield Infrastructure, Inc.

(Name of Issuer)

Class A Common Stock, par value $.01 per share

(Title of Class of Securities)

83418M103

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83418M103

1	Name of Reporting Person William A. Zartler

2	Check the Appropriate Box if a Member of a Group
	(a):	☐
	(b):	☒

3	SEC Use Only

4	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 5,224,226 (1)(2)

	6	Shared Voting Power 0

	7	Sole Dispositive Power 5,224,226 (1)(2)

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,224,226 (1)(2) (See Item 4)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 11.1% (3) (See Item 4)

12	Type of Reporting Person IN

(1)   Consists of (i) 83,911 shares of Class A common stock held of record by William A. Zartler, (ii) 726,819 shares of Class B common stock held of record by Mr. Zartler and (iii) 4,413,496 shares of Class B common stock held of record by Solaris Energy Capital, LLC. Mr. Zartler is the sole member of Solaris Energy Capital, LLC and has the authority to vote or dispose of the shares held by Solaris Energy Capital, LLC in his sole discretion. Mr. Zartler disclaims beneficial ownership of the shares held by Solaris Energy Capital, LLC in excess of his pecuniary interest therein.

(2)   Shares of the Issuer’s Class B common stock are exchangeable for shares of Class A common stock on a one-for-one basis.

(3)   Based on 27,502,042 shares of Class A common stock and 19,626,536 shares of Class B common stock issued and outstanding as of January 16, 2019.

Item 1(a).	Name of Issuer: Solaris Oilfield Infrastructure, Inc.
Item 1(b).	Address of Issuer’s Principal Executive Offices: 9811 Katy Freeway Suite 700 Houston, Texas 77024

Item 2(a).	Name of Person Filing: This Schedule 13G is filed on behalf of William A. Zartler
Item 2(b).	Address of Principal Business Office or, if none, Residence: 9811 Katy Freeway Suite 700 Houston, Texas 77024
Item 2(c).	Citizenship: William A. Zartler is a citizen of the United States of America.
Item 2(d).	Title of Class of Securities: Class A Common Stock, par value $.01 per share.
Item 2(e).	CUSIP Number: 83418M103

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Exchange Act.
(b)	☐	Bank as defined in section 3(a)(6) of the Exchange Act.
(c)	☐	Insurance company as defined in section 3(a)(19) of the Exchange Act.
(d)	☐	Investment company registered under section 8 of the Investment Company Act.
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act.
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Mr. Zartler is the beneficial owner of 5,224,226 shares in the Issuer.

Mr. Zartler holds a direct interest in 83,911 shares of Class A common stock and 726,819 shares of Class B common stock. Mr. Zartler also holds an indirect interest in 4,413,496 shares of Class B common stock through Solaris Energy Capital, LLC. Mr. Zartler is the sole member of Solaris Energy Capital, LLC and has the authority to vote or dispose of the shares held by Solaris Energy Capital, LLC in his sole discretion. Shares of the Issuer’s Class B common stock are exchangeable for shares of Class A common stock on a one-for-one basis.

1.     Willian A. Zartler

	a.	Amount beneficially owned: i. 5,224,226
	b.	Percent of class: i. 11.1%
	c.	Number of shares as to which the person has:
		i.	Sole power to vote or to direct the vote: 1. 5,224,226
		ii.	Shared power to vote or to direct the vote: 1. 0
		iii.	Sole power to dispose or to direct the disposition of: 1. 5,224,226
		iv.	Shared power to dispose or to direct the disposition of: 1. 0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not Applicable.

Item 8.	Identification and Classification of Members of the Group.
Not Applicable.

Item 9.	Notice of Dissolution of Group.
Not Applicable.

Item 10.	Certifications.
Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 29, 2019

	By:	/s/ William A. Zartler
		Name:	William A. Zartler